UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )


                           JENNIFER CONVERTIBLES, INC.
                           ---------------------------
                                (Name of Issuer)



                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                   476153101
                                   ---------
                                 (CUSIP Number)


                    Robert C. Shaffner, Senior Vice President
                      Klaussner Furniture Industries, Inc.
                               405 Lewallen Street
                         Asheboro, North Carolina 27203
                                  910-625-6174
-----------------------------------------------------------------

                               December 11, 1997
                               -----------------

              (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. ____.

Check the following box if a fee is being paid with the statement: _____.

CUSIP No. 476153101                                             SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person
         -----------------------------------------------

                  The group ("Group") is formed by each of the reporting persons filing additional copies of this second part of the cover page of Schedule 13D.

2)       Check the Appropriate Box if a Member of a Group
         ------------------------------------------------

                  (a)      X

                  (b)

3)       SEC Use Only
         ---------------

4)       Source of Funds
         -----------------

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)
         ----------------------------------------
                  ------

6)       Citizenship or Place of Organization
         ------------------------------------

                  Hans J. Klaussner is a citizen of Germany. All nonnatural reporting persons are organized under the laws of Delaware or North Carolina.

Number of Shares Beneficially Owned by Each Reporting Person With
----------------------------------------------------------------
7)       Sole Voting Power
         -----------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of           See Item 5.
                             convertible preferred stock)

8)       Shared Voting Power
         -------------------

CUSIP No. 476153101                                             SCHEDULE 13D


9)       Sole Dispositive Power
         ----------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

10)      Shared Dispositive Power
         ------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of              See Item 5.
                             convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         -----------------
                  -------

13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

                  15.2% (pledged shares; subject to conversion
                             of convertible preferred stock)
                  19.9% (subject to conversion of convertible
                             preferred stock)                   See Item 5.

14)      Type of Reporting Person
         -------------------------
                  This Schedule 13D is being filed jointly by the members of the Group.

CUSIP No. 476153101                                              SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person
         ----------------------------------------------
                  Hans J. Klaussner

2)       Check the Appropriate Box if a Member of a Group
         ------------------------------------------------
                  (a)      X

                  (b)

3)       SEC Use Only
         ------------
4)       Source of Funds
         -----------------
                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)
         -------------------------------
                  ------

6)       Citizenship or Place of Organization
         ------------------------------------
                  Germany

Number of Shares Beneficially Owned by Each Reporting Person With
------------------------------------------------------------------
7)       Sole Voting Power
         -----------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of              See Item 5.
                             convertible preferred stock)

8)       Shared Voting Power
         -------------------
9)       Sole Dispositive Power
         ----------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of               See Item 5.
                             convertible preferred stock)

CUSIP No. 476153101                                             SCHEDULE 13D


10)      Shared Dispositive Power
         ------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of              See Item 5.
                             convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         -----------------
                  -------

13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

                  15.2% (pledged shares; subject to conversion
                             of convertible preferred stock)
                  19.9% (subject to conversion of convertible
                             preferred stock)                   See Item 5.

14)      Type of Reporting Person
         ------------------------
                  IN

CUSIP No. 476153101                                             SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person
         -----------------------------------------------
                  Klaussner Corporation

2)       Check the Appropriate Box if a Member of a Group
         ------------------------------------------------
                  (a)      X

                  (b)

3)       SEC Use Only
         ------------
4)       Source of Funds
         ---------------
                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)
         -------------------------------
                  ------

6)       Citizenship or Place of Organization
         ------------------------------------
                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
-------------------------------------------------------------------
7)       Sole Voting Power
         -----------------
8)       Shared Voting Power
         -------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of            See Item 5.
                             convertible preferred stock)

9)       Sole Dispositive Power
         ----------------------

CUSIP No. 476153101                                                SCHEDULE 13D


10)      Shared Dispositive Power
         ------------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of              See Item 5.
                             convertible preferred stock)

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of              See Item 5.
                             convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         -----------------
                  -------

13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

                  15.2% (pledged shares; subject to conversion
                             of convertible preferred stock)
                  19.9% (subject to conversion of convertible
                             preferred stock)                    See Item 5.

14)      Type of Reporting Person
         ------------------------
                  CO

CUSIP No. 476153101                                             SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person
         -----------------------------------------------
                  Klaussner Enterprises, Inc.

2)       Check the Appropriate Box if a Member of a Group
         ------------------------------------------------
                  (a)      X

                  (b)

3)       SEC Use Only
         ------------
4)       Source of Funds
         ---------------
                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)
         ------------------------------
                  ------

6)       Citizenship or Place of Organization
         ------------------------------------
                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
         --------------------------------------------------------
7)       Sole Voting Power
         -----------------
8)       Shared Voting Power
         -------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of            See Item 5.
                             convertible preferred stock)

9)       Sole Dispositive Power
         ----------------------

CUSIP No. 476153101                                               SCHEDULE 13D


10)      Shared Dispositive Power
         ------------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of              See Item 5.
                             convertible preferred stock)

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of              See Item 5.
                             convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         -----------------
                  -------

13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

                  15.2% (pledged shares; subject to conversion
                             of convertible preferred stock)
                  19.9% (subject to conversion of convertible
                             preferred stock)                   See Item 5.

14)      Type of Reporting Person
         ------------------------
                  CO

CUSIP No. 476153101                                               SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person
         -----------------------------------------------
                  Klaussner Furniture Industries, Inc.

2)       Check the Appropriate Box if a Member of a Group
         ------------------------------------------------
                  (a)      X

                  (b)

3)       SEC Use Only
         ------------
4)       Source of Funds
         ---------------
                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)
         ------------------------------
                  ------

6)       Citizenship or Place of Organization
         ------------------------------------
                  North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
------------------------------------------------------------------
7)       Sole Voting Power
         -----------------
8)       Shared Voting Power
         -------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

9)       Sole Dispositive Power
         ----------------------

CUSIP No. 476153101                                                SCHEDULE 13D


10)      Shared Dispositive Power
         ------------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------
                  1,085,623 (pledged shares)
                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         ---------------
                  -------

13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

                  15.2% (pledged shares; subject to conversion
                             of convertible preferred stock)
                  19.9% (subject to conversion of convertible
                             preferred stock)                   See Item 5.

14)      Type of Reporting Person
         ------------------------
                  CO

CUSIP No. 476153101                                             SCHEDULE 13D




Item 1.           Security and Issuer.
                  -------------------
         This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Jennifer Convertibles, Inc., a Delaware corporation ("Jennifer Convertibles"). The principal office of Jennifer Convertibles is located at 419 Crossways Park Drive, Woodbury, New York 11797.


Item 2.           Identity and Background.
                 ------------------------
         All of the outstanding capital stock of Klaussner Furniture Industries, Inc. ("KFI") is owned by Klaussner Enterprises, Inc. ("KE"), all of the outstanding capital stock of KE is owned by Klaussner Corporation ("KC"), and all of the outstanding capital stock of KC is owned by Hans J. Klaussner. KFI is incorporated under the laws of North Carolina and its principal business address is 405 Lewallen Street, Asheboro, North Carolina 27203. KE and KC are incorporated under the laws of Delaware and each has a principal business address at 913 North Market Street, Suite 804, Wilmington, Delaware 19801. Mr. Klaussner is a citizen and resident of Germany and his business address is 7614 Gengenbach, Germany. His principal occupation is Chairman and Chief Executive Officer of Hukla-Werke Gmbh, a manufacturer of upholstered furniture.

         KFI and its subsidiaries are engaged in the furniture manufacturing business. In addition to its ownership of KFI, KE owns an interest in an investment company whose principal asset is a golf course. KC has no assets other than its ownership of KE and a note receivable from KFI.

         Mr. Klaussner is the sole director of KFI, the sole director of KC, Chairman of the Board and President of KC, and Chairman of the Board and Senior Vice President of KE and of KFI. Mr. Klaussner, J.B. Davis and Barbara A. Steen are the directors of KE. Mr. Davis is Executive Vice President of KC, and President and Chief Executive Officer of KE and KFI. Robert C. Shaffner is Vice President of KC and of KE and is Senior Vice President and Chief Financial Officer of KFI. Benjamin J. Frazier is Vice President of KC and of KE and is Executive Vice President of KFI. There are no other executive officers of KC, KE or KFI. Each of Messrs. Davis, Shaffner and Frazier has his principal business address at 405 Lewallen Street, Asheboro, North Carolina 27203, and Ms. Steen has her principal business address at 900 Market Street, Second Floor, Wilmington, Delaware 19301. Each of them is a United States citizen.

CUSIP No. 476153101                                             SCHEDULE 13D


         During the last five years, none of the persons filing this Statement and none of Messrs. Davis, Shaffner or Frazier or Ms. Steen has been a party to a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amounts of Funds or Other Consideration.
                  --------------------------------------------------
         On December 11, 1997, KFI purchased from Jennifer Convertibles 10,000 shares of its Series A Preferred Stock, which is convertible into 1,424,500 shares of Common Stock of Jennifer Convertibles. The aggregate purchase price was $5,000,000, the source of which was KFI's working capital.


Item 4.           Purpose of Transactions.
                  -----------------------
         Jennifer Convertibles is a major customer of KFI and its affiliated companies. KFI purchased the Series A Preferred Stock for investment purposes and for the purpose of supporting a major customer as it attempts to stabilize its financial condition and improve its operating results. KFI does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Jennifer Convertibles, or the disposition of securities of Jennifer Convertibles; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Jennifer Convertibles or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Jennifer Convertibles or any of its subsidiaries; (d) any change in the present board of directors or management of Jennifer Convertibles, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Jennifer Convertibles; (f) any other material change in the business or corporate structure of Jennifer Convertibles;
(g) changes in Jennifer Convertibles' charter or bylaws or other actions which may impede the acquisition of control of Jennifer Convertibles by any person;
(h) causing a class of securities of Jennifer Convertibles to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Jennifer Convertibles becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any actions similar to any of those enumerated above.

CUSIP No. 476153101                                              SCHEDULE 13D


Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------
         As reported previously, 1,085,623 shares of Jennifer Convertibles Common Stock were pledged to KFI on March 6, 1996, pursuant to various Stock
Pledge Agreements (the "Pledged Shares"). The Pledged Shares represent approximately 19% of the outstanding shares of Jennifer Convertibles Common Stock as of December 11, 1997 (15.2% if the Series A Preferred Stock had then been converted into Common Stock). Under the Stock Pledge Agreements, KFI will acquire voting and other rights with respect to the Pledged Shares only upon the occurrence of an Event of Default (as defined in the Stock Pledge Agreements) and, if acquired, any such rights would be exercised as directed by Mr. Klaussner in his capacity as sole director of KFI.

         On December 11, 1997, KFI purchased 10,000 shares of the Series A Convertible Preferred Stock of Jennifer Convertibles (the "Purchased Shares") for $5,000,000. The Purchased Shares are nonvoting. They are convertible, commencing on September 1, 1999 (subject to acceleration as described below), into 1,424,500 shares of Common Stock of Jennifer Convertibles (an effective conversion price of $3.51 per share), subject to adjustment for stock splits, stock dividends and similar events. The Common Stock underlying the Purchased Shares represents approximately 19.9% of the outstanding Common Stock of Jennifer Convertibles as of December 11, 1997, after giving effect to conversion of the Purchased Shares. The Purchased Shares have a liquidation preference of $5,000,000. No cash dividends are to be paid on the Common Stock unless holders of the Purchased Shares receive the same dividend on the Purchased Shares on an "as-converted" basis. The convertibility of the Purchased Shares can be accelerated under certain circumstances, including (i) if any person or group (other than Harley J. Greenfield, Edward B. Seidner, Fred Love or Jara Enterprises, Inc.) becomes the beneficial owner of 12.5% or more of the voting stock of Jennifer Convertibles; (ii) the execution of an agreement providing for the acquisition of Jennifer Convertibles or substantially all of its assets or the acquisition of a subsidiary or subsidiaries of Jennifer Convertibles which generate in excess of 10% of the revenues of Jennifer Convertibles; (iii) if Harley Greenfield is no longer the Chief Executive Officer of Jennifer Convertibles or if the Continuing Directors (as defined) do not constitute a majority of the Board of Directors; (iv) the commencement by a third party of a tender or exchange offer for the Common Stock of Jennifer Convertibles; (v) the adoption of a plan of liquidation; or (vi) if any person commences a proxy solicitation without the approval of the Board of Directors of Jennifer
Convertibles. In connection with its purchase of the Purchased Shares, KFI received a right of first refusal (the "Right") if Jennifer Convertibles sells Common Stock or Common Stock equivalents (such as options or convertible securities) at a price (or an effective price in the case of equivalents) of less than $3.51 per share. KFI will have the Right so long as it owns at least 10% of the outstanding Common Stock (on an as-converted basis). KFI also received certain demand registration rights to require Jennifer Convertibles, at its

CUSIP No. 476153101                                              SCHEDULE 13D


expense, to register the shares of Common Stock underlying the Purchased Shares and any shares KFI acquires upon exercise of the Right. KFI has agreed not to sell or otherwise dispose of the Purchased Shares prior to September 1, 1999, but this restriction does not prevent KFI from converting the Purchased Shares prior to September 1, 1999 if convertibility is accelerated as described above or from selling or otherwise disposing of any Common Stock received upon conversion. If the Purchased Shares are converted into Common Stock, voting and other rights with respect to the Common Stock would be exercised as directed by Mr. Klaussner in his capacity as sole director of KFI.

         In addition to the Pledged Shares and the Purchased Shares, Mr. Davis beneficially owns 1,000 shares, and Mr. Shaffner beneficially owns 889 shares of Jennifer Convertibles Common Stock, which in each case represents less than 1% of the outstanding Common Stock of Jennifer Convertibles. Each of Messrs. Davis and Shaffner has sole voting and investment power with respect to the shares owned directly by him.

         KFI acquired the Purchased Shares on December 11, 1997. The shares owned by Messrs. Davis and Shaffner were acquired more than 60 days prior to the date of this Statement. Except as set forth in this Item 5, none of KC, KE, KFI, or Messrs. Klaussner, Davis, Shaffner or Frazier beneficially owns any shares of Jennifer Convertibles Common Stock or has effected any transactions in the Common Stock during the past 60 days.


Item 6. Contracts, Arrangements or Understandings or Relationships With Respect to Securities of the Issuer.
                  ----------------------------------------
          Except as set forth above, there are no contracts, arrangements or understandings or relationships (legal or otherwise) among KC, KE, KFI, Mr. Klaussner, Mr. Davis, Mr. Shaffner, or Mr. Frazier and any other person with respect to any of the securities of Jennifer Convertibles.


Item 7.           Material to be Filed as Exhibits.
                  --------------------------------
         The items filed as exhibits to this Schedule 13D are listed on the accompanying Index to Exhibits.

CUSIP No. 476153101                                              SCHEDULE 13D


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         December 19, 1997


                              /s/ Hans J. Klaussner
                              ---------------------
                                Hans J. Klaussner



                              KLAUSSNER CORPORATION


                           By: /s/ Robert C. Shaffner
                              --------------------------
                              Robert C. Shaffner, Vice President



                           KLAUSSNER ENTERPRISES, INC.


                           By: /s/ Robert C. Shaffner
                               --------------------------
                              Robert C. Shaffner, Vice President



                           KLAUSSNER FURNITURE INDUSTRIES, INC.


                           By: /s/ Robert C. Shaffner
                              --------------------------
                               Robert C. Shaffner, Senior Vice President
                                and Chief Financial Officer

CUSIP No. 476153101                SCHEDULE 13D


                                  EXHIBIT INDEX



Exhibit         Description                                               Page

Exhibit 1       Agreement of Joint Filing                                  18

Exhibit 2       Stock Purchase Agreement dated December 11, 1997,           *
                between Jennifer Convertibles, Inc. and Klaussner
                Furniture Industries, Inc.

Exhibit 3       Registration Rights Agreement dated December 11, 1997,      *
                between Jennifer Convertibles, Inc. and Klaussner
                           Furniture Industries, Inc.

-------------------------
*Incorporated by reference to Jennifer Convertibles' Annual Report on Form 10-K for the year ended August 30, 1997, as filed with the Securities and Exchange Commission on December 12, 1997.